EXHIBIT 99.1

COMPANY CONTACTS:
Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO
(416) 960-9500

FOR IMMEDIATE RELEASE
Resolve Business Outsourcing Income Fund Files Final Prospectus
TORONTO, CANADA - March 13, 2006 - FirstService Corporation (TSX: FSV.SV) and Resolve Business Outsourcing Income Fund (the “Fund”) announced today that the Fund has filed a final prospectus with the securities commissions in each of the provinces and territories of Canada in connection with its initial public offering of 22,500,000 ordinary trust units of the Fund (the “Units”) at a price of $10.00 per Unit for total gross proceeds of $225,000,000. All amounts are in Canadian dollars. The Fund also granted to the underwriters of the offering an over-allotment option to acquire within 30 days following closing an additional 2,250,000 Units on the same terms and conditions.

The Fund will use the proceeds of the offering to acquire Resolve Corporation and its subsidiaries (collectively, “Resolve”) from FirstService. Concurrently, the Fund will acquire CSRS Holdings, Ltd. (“CSRS”) from its investor group. After giving effect to the offering, the Fund will indirectly hold an approximately 70.5% interest in the combined Resolve/CSRS business (77.3% if the underwriters’ over-allotment option is exercised in full), and FirstService, the CSRS investor group, and senior management will hold the remaining interest. Of this retained interest, FirstService will hold an approximately 7% interest in the combined Resolve/CSRS business, and will receive approximately $130,200,000 of cash proceeds (including repayment of intercompany indebtedness) as a result of the sale of its stake in Resolve (a 2% interest and $147,300,000 of cash proceeds, if the underwriters’ over-allotment option is exercised in full).

The closing of the offering is subject to customary conditions and is expected to occur on March 17, 2006. The Units are to be listed for trading on the Toronto Stock Exchange under the symbol RBO.UN.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About FirstService Corporation

FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate; residential property management; integrated security services; and property improvement services. Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; Intercon Security and Security Services & Technologies in integrated security services; and California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Resolve Corporation in business services.

FirstService is a diversified property service company with more than US$1.2 billion in annualized revenues and more than 16,000 employees worldwide.

About Resolve Corporation

Resolve has a 35-year history of providing customized outsourced business solutions to businesses and governments across North America and has operated under the Resolve name since 2004. Resolve is a leading provider of consumer and student loan administration services, credit card and loyalty card applications processing, medical and dental insurance claims processing, call centre and customer support, marketing and promotional support, and supply chain management and fulfillment services.

About CSRS Holdings, Ltd.

CSRS has a 16-year history of providing customized outsourced business solutions in Canada, focusing exclusively on registration and search services. CSRS is the largest registration and search provider to the Canadian financial services industry.